EXHIBIT 99.1

Optimi Health to Participate in the H.C. Wainwright 28th Annual Global Investment Conference

VANCOUVER, British Columbia, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (Nasdaq: OPTH) (CSE: OPTI) (“Optimi” or the “Company”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced that it will participate in the H.C. Wainwright 28th Annual Global Investment Conference. The conference will be held September 14-16, 2026, at the Lotte New York Palace Hotel.

A Company presentation will be available on demand here beginning Friday, September 11, 2026, at 7:00 a.m. ET. Management will be available for one-on-one meetings throughout the conference.

Investors interested in scheduling a meeting with Optimi management should contact their H.C. Wainwright representative, email meetings@hcwco.com, or register for the conference here.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:

Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:

CORE IR
ir@optimi.net